Exhibit 1.01

CONFLICT MINERALS REPORT

For the Year Ended December 31, 2014

Introduction

This report for the year ended December 31, 2014 has been prepared by Sonus Networks, Inc. (the “Company”, “Sonus”, “we,” “us,” or “our”) to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended.  The Rule imposes certain disclosure and reporting obligations on companies that report with the SEC and which manufacture, or contract to have manufactured, products containing conflict minerals that are necessary to the functionality or production of the products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “3TG” or “Conflict Minerals”).

Company Overview

Sonus brings intelligence and security to real-time communications. By helping the world embrace the next generation of cloud-based SIP and 4G/LTE solutions, Sonus enables and secures latency-sensitive, mission critical traffic for VoIP, video, instant messaging and online collaboration. With Sonus, enterprises can give priority to real-time communications based on smart business rules while service providers can offer reliable, comprehensive and secure on-demand network services to their customers. With solutions deployed in more than 100 countries and nearly two decades of experience, Sonus offers a complete portfolio of hardware-based and virtualized Session Border Controllers (“SBCs”), Diameter Signaling Controllers (“DSCs”), Network-as-a-Service capabilities, policy/routing servers and media and signaling gateways.

Conflict Minerals Policy

Sonus has adopted a Conflict Minerals Policy and communicated such policy to its suppliers.  This policy is available at the Investor Relations-Corporate Governance section of the Company’s website at http://investors.sonusnet.com.

Products Overview

This report covers the following Sonus products that were manufactured in 2014 (the “2014 Sonus Products”): SBCs, DSCs, Voice over IP (VoIP) trunking solutions, policy/routing servers, media and signaling gateways, including the GSX 9000 High-Density Media Gateway, and network analytics tools.

Supply Chain and Reasonable Country of Origin Inquiry

Sonus has determined that 3TG are necessary to the functionality or production of products manufactured or contracted to be manufactured by the Company.  Our supply chain is multi-tiered, global and complex, and we are many steps removed from the mining and smelting or refining of conflict minerals.  We utilize an outsourced supply chain model pursuant to which our contract manufacturers procure materials on our behalf.  Therefore, we rely upon our suppliers to provide information on the origin, source and chain of custody of the conflict minerals contained in product components and materials.  Some of these suppliers may themselves purchase from lower tier suppliers and not directly from a miner, smelter or refiner.

The Company conducted a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the Conflict Minerals in our 2014 Sonus Products originated in the Democratic Republic of the Congo or an adjoining country (“Covered Country”) and whether the Conflict Minerals are from recycled or scrap sources.  Based on our RCOI, we know or have reason to believe that some of the Conflict Minerals in our 2014 Sonus Products originated in the Covered Countries and are not from recycled or scrap sources.

Due Diligence Process

In accordance with the Rule, Sonus undertook due diligence on the source and chain of custody of the Conflict Minerals in the 2014 Sonus Products that originated or may have originated in the Covered Countries.  The Company’s due diligence measures were designed to conform, in all material respects, to the internationally recognized due diligence framework in The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements.

Due Diligence Measures

Sonus’ Conflict Minerals compliance efforts are overseen by the Company’s manufacturing department and supported and sponsored by the Company’s engineering, audit and legal departments.  Sonus also engaged SiliconExpert Technologies, a provider of electronic component data and BOM Management software to the electronics industry (“SiliconExpert”), to assist with its Conflict Minerals compliance efforts.  Weekly status meetings are held between Sonus’ Conflict Minerals support team and SiliconExpert, with Sonus management receiving status updates on progress and due diligence efforts on a regular and timely basis.

Sonus’ due diligence measures included conducting a supply-chain survey with in-scope suppliers using the template developed by the Electronic Industry Citizenship Coalition (“EICC”) and The Global e-Sustainability Initiative (“GeSI”), known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It included questions regarding the supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contained questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. In scope suppliers were determined by excluding the following: (1) suppliers that provided products outside the supply chain as of January 1, 2014; and (2) suppliers that provided products for which Sonus had no influence over the design, materials, parts, ingredients or components included in that product.

Untimely or incomplete responses as well as inconsistencies within the data reported by suppliers were addressed directly with respective suppliers to provide the required and/or revised responses. Sonus established documentation and record maintenance mechanisms to ensure the retention of information relevant to the Company’s Conflict Minerals Policy electronically.

In addition, pursuant to the Company’s Conflict Minerals Policy, to the extent any employee, officer or director has concerns or grievances about the Company’s potential use of Conflict Minerals, such individual is urged to contact his or her manager, the Company’s Chief Financial Officer, the General Counsel or other member of senior management, the Employee Hotline (which can be used on an anonymous basis) or the Audit Committee.

Due Diligence Results

Sonus contacted 100% of in-scope suppliers for the 2014 Sonus Products and received some degree of a response for approximately 85% of the supplier population surveyed. Of that 85%, approximately 91% of the suppliers provided completed responses to the survey. The large majority of the completed responses received provided conflict mineral data and declaration at a “Company Level” (supplier/company declaration represents all the suppliers products) or “Divisional Level” (supplier/company declaration represents all the supplier products from a division of the company).  As a result, we are unable to determine whether any of the Conflict Minerals reported by the suppliers were contained in specific components or parts supplied to us.

Further, while our suppliers identified certain of the smelters and refiners that provided Conflict Minerals, the responses did not provide specific information regarding the smelters or refiners of the Conflict Minerals in the particular components used in our products.  On account of this lack of information, Sonus is unable to determine with specificity the facilities used to process those necessary Conflict Minerals or their country of origin for our products.  Due to the high number of supplier responses received, and the high number of smelters and refiners identified in those responses, we have not yet compiled a full list of smelters and refiners that may have processed the necessary Conflict Minerals in our products, nor do we have a full list of countries from which our necessary Conflict Minerals may have originated.  We intend to file an amendment to this Conflict Minerals Report to provide this information.

In accordance with OECD Guidance and the Rule, this report is available on our Investor Relations — Corporate Governance section of our website at http://investors.sonusnet.com.

Risk Mitigation Steps to be taken for 2015 Due Diligence

Sonus intends to take the following steps during the next compliance period to improve the due diligence conducted to further mitigate the risk that its necessary Conflict Minerals benefit armed groups in the DRC or adjoining countries:

•                  Seek additional ways to improve quality and quantity of supplier response rates;

•                  Continue to work with suppliers and better educate them on the process;

•                  Compare survey results to information collected via independent conflict free smelter validation programs such as EICC/GeSI Conflict Free Smelter program;

•                  Continue to adhere to the OECD Due Diligence Guidance; and

•                  Seek to work with suppliers who use appropriate due diligence methods and have continuous monitoring of both the direct and indirect supply chain to avoid procurement or use of Conflict Minerals.

Audit

An independent private sector audit was not required for reporting year 2014.

Important Information Regarding Forward-Looking Statements

The information in this report contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which are subject to a number of risks and uncertainties.  All statements other than statements of historical facts contained in this report, including statements in the section “Risk Mitigation Steps to be taken for 2015 Due Diligence,” are forward-looking statements.  Without limiting the foregoing, the words “anticipates”, “believes”, “could”, “estimates”, “expects”, “expectations”, “intends”, “may”, “plans”, “seeks”, “projects” and other similar language, whether in the negative or affirmative, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions.  Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict.

Sonus therefore cautions readers against undue reliance on any of these forward-looking statements.  Any forward-looking statement made by Sonus in this report speaks only as of the date of this report.  Sonus undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Documents Incorporated by Reference

Unless otherwise stated herein, any documents, third party materials or references to websites (including Sonus’) are not incorporated by reference in, or considered to be a part of, this report unless expressly incorporated by reference herein.